UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of July 2019

Commission File Number: 001-37847

MOTIF BIO PLC
(Translation of registrant's name into English)

125 Park Avenue
25th Floor
New York, New York  10017
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

MOTIF BIO PLC
FORM 6-K

MOTIF BIO PLC SUBMITS MEETING REQUEST AND PACKAGE TO THE U.S. FDA FOR ICLAPRIM

On July 15, 2019, Motif Bio plc (the “Company”) issued a press release, a copy of which is attached as Exhibit 99.1, to announce that it has submitted a meeting request and package to the U.S. Food & Drug Administration (FDA) related to the Company’s lead product candidate, iclaprim. In the minutes from a May 3, 2019, Type A meeting, the FDA indicated that an additional clinical trial will be required prior to granting marketing approval of iclaprim. The Company has been encouraged by the FDA to put forth a proposal for such a study. Motif Bio has requested a Type B meeting with the Agency to discuss the proposed study population and design. The press release is attached hereto as Exhibit 99.1.

The information contained in this report on Form 6-K, including the press release attached as Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-222614 and 333-222042), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit 99.1	Press release issued by Motif Bio plc, dated July 15, 2019, entitled “Motif Bio Submits Meeting Request and Package to the U.S. FDA for Iclaprim”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

Date: July 15, 2019	By:	/s/ Graham Lumsden
	Name:	Graham Lumsden
	Title:	Chief Executive Officer